Adorno & Yoss
a limited liability partnership

350 East Las Olas Boulevard, Suite 1700
Fort Lauderdale, Florida 33301-4217
phone: (954) 763-1200, fax: (954) 766-7800
www.adorno.com

February 3, 2005

VIA UPS EXPRESS

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attn:	Adam Halper Morgan Youngwood

Re:	Response to Comments on Airbee Wireless, Inc. Registration Statement on Form SB-2, File August 27, 2004 (File No. 0-50918)

Dear Messrs. Halper and Youngwood

     On behalf of Airbee Wireless, Inc. (the “Company”), we hereby submit responses to the comment letter issued by the staff of the Securities and Exchange Commission dated October 7, 2004. Each of our responses has been numbered to be consistent with the staff’s comments on its comment letter. In addition, references to the location of the revisions within the registration statement have been included, where appropriate.

FORM 10-SB

General

Comment 1.

     Page 1 of the registration statement has been revised to disclose that the Company is filing the registration statement on a voluntary basis. In addition, reasons for the filing have been stated.

Comment 2.

     The Company acknowledges its reporting obligations.

Comment 3.

     Page 1 of the registration statement has been revised to discuss the effect of the reporting obligations with the SEC.

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach

U.S. Securities and Exchange Commission
February 3, 2005

Comment 4.

     The Company’s website and registration statement have been revised to provide consistent information.

Comment 5.

     The Company has no agreement or understanding with WSSCR and has no knowledge of WSSCR.

PART I

Item I – Business p. 1

General

Comment 6.

     The business description has been significantly revised to: (1) clearly indicate the stage of each of the Company’s products; and (2) provide more specific disclosure as requested under the Staff’s comment.

Comment 7.

     The business section of the registration statement has been revised to include the location of the Company’s website.

Comment 8.

     The registration statement has been revised throughout to present the Company’s stock and par value information on a post-split basis. The registration statement has also been revised to disclose that the Company is using calculations that take into account the effect of the stock split.

Comment 9.

     The business section and Item 701 disclosure of the registration statement have been revised to include disclosure describing the Company’s acquisition of Connexus Technologies and its wholly-owned subsidiary in October of 2002.

Products, p. 2 (no comment number)

     The statements have been deleted or substantiated with a specific source of the statement.

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach

U.S. Securities and Exchange Commission
February 3, 2005

Comment 10.

     The registration statement has been revised to more clearly explain the purpose of the table and information relating to the Company’s Ultra Lite software portfolio.

Comment 11.

     The text has been revised to reconcile inconsistent statements.

Comment 12.

     The disclosure related to the Company’s expected application of its software has been revised to indicate that there will be no additional cost to the Company for such applications.

Business Strategy Evolution, p. 5

Comment 13.

     The majority of statements have been deleted. Support for the Company’s claim that its software is 22 times faster than Bluetooth have been provided in the amended registration statement.

Comment 14.

     The disclosure has been revised to reflect that the Company’s software is currently not in use. However, the text has been revised to indicate that the Company will rely on its future customers because its software will be under customer control.

Competition, p. 5

Comment 15.

     The disclosure on competition has been significantly revised to clarify statements made under the initial registration statement.

Research and Development, p 5

Comment 16.

     Research and development disclosure has been revised to reconcile amounts and eliminate certain expenses. The Company (as advised by its auditors) does not believe that allocation of compensation and professional expenses is possible under GAAP for development stage companies.

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach

U.S. Securities and Exchange Commission
February 3, 2005

Intellectual property, p. 5

Comment 17.

     The Company has only filed one patent. There are no additional patents pending.

Comment 18.

     The Company does not utilize any of Mr. Satagopan’s eight published patents. The Company has no agreements with Mr. Satagopan concerning any of his eight published patents.

Governmental Approvals, p. 6

Comment 19.

     The Company produces no hardware. The software the Company produces does not require governmental approval. The Company’s software is designed to operate under the unregulated bandwidths of 900 MHz (in the United States) and 2.4 GHz (throughout the rest of the world). The Company does not foresee any changes in conditions or relationships which would require the Company to obtain any governmental approvals.

Item 2. Management’s Discussion and Analysis or Plan of Operations, p. 6

Overview, p. 6

Comment 20.

     The overview has been significantly revised. The Company believes that its licensing and joint development agreements are not material.

Comment 21.

     The text of the Company’s plan of operation has been revised to indicate that the Company does not have any plans, proposals or arrangements for any material acquisitions or specific agreements for new sources of funding in the next twelve months.

Results of Operations, p. 7

Comment 22.

     The statement “no material change” has been deleted. The results of operations has been revised significantly.

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach

U.S. Securities and Exchange Commission
February 3, 2005

Comment 23.

     The text of results of operations has been revised to indicate that Connexus Technologies committed to consulting services prior to the Company’s acquisition of Connexus Technologies. The Company completed certain consulting contracts on behalf of Connexus Technologies.

Comment 24.

     Disclosure under “results of operations” has been deleted. The Company believes the accounting treatment is correct.

Liquidity and Capital Resources, p. 7

Comment 25.

     The text has been revised to expand liquidity and capital resources and plan of operations disclosure.

Comment 26.

     There are no material financial obligations for the Company.

Comment 27.

     The Plan of Operations section has been revised to disclose that it is unclear how the development of Ultra Wide Band (UWB) products will affect the Company’s plan of operation. Until international standards are finalized, no impact can be ascertained.

Comment 28.

     The Liquidity and Capital Resources section has been revised to provide additional information pertaining to the hiring of additional marketing personnel.

Comment 29.

     The Liquidity and Capital Resources section has been revised to discuss the Company’s potential sources of additional capital and that the Company currently has no specific sources for third party funding.

Comment 30.

     There is currently no default. The note has been repaid.

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach

U.S. Securities and Exchange Commission
February 3, 2005

Comment 31.

     The Company’s lease in India does not expire until 2007.

Comment 32.

     The Liquidity and Capital Resources section has been revised to further describe the possible effects of the Company’s loan agreements on its capital liquidity.

Item 3. Property, p. 7

Comment 33.

     There currently exists no current or future plans for renovations of the Company’s principal facilities.

Comment 34.

     The amended registration statement includes a copy of the Company’s lease agreement as an exhibit.

Item 4. Security Ownership of Certain Beneficial Owners and Management, p. 8

Comment 35.

     The beneficial ownership chart has been revised to reconcile inconsistencies. The number of shares provided under the Shares Beneficially Owned column was incorrect in the initial filing.

Item 5. Directors, Executive Officers, Promoters and Control Persons, p. 9

Comment 36.

     The Company’s website has been updated to provide a current list of the Company’s directors. Mr. Akula resigned as a director of the Company on August 25, 2004.

Item 6. Executive Compensation, p. 11

Compensation of Directors, p. 12

Comment 37.

     The Company does not have any formal compensation plan or arrangements with its directors. However, the Company retained Mal Gurian as an independent director

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach

U.S. Securities and Exchange Commission
February 3, 2005

effective January 1, 2005. Arrangements made with Mr. Gurian have been disclosed in the amended registration statement.

Employment Agreements, p. 12

Comment 38.

     The disclosure relating to the current employment agreements has been revised to include more information pertaining to bonuses.

Comment 39.

     The text of the amended registration statement has been revised to clarify that the Company’s president and chief executive officer is Mr. Sundaresan Raja.

Comment 40.

     The disclosure pertaining to Mr. Raja’s employment agreement has been revised to include a discussion of the terms of his non-compete.

Comment 41.

     The text of the amended registration statement has been revised to indicate that Mr. Raja has been serving in his role as director since he was appointed chief executive officer. The Company has included all information required by Item 103 of Regulation SB.

Comment 42.

     The text of the amended registration statement has been revised to indicate that Mr. Sommerfeld allocates 100% of his time to his duties with the Company. Such duties pertain to his services as an officer to the Company.

Code of Ethics, p. 10

Comment 43.

     The text of the amended registration statement has been revised to include the code of ethics included on the Company’s website.

Item 7. Certain Relationships and Related Transactions, p. 14

Comment 44.

     The text has been revised to reconcile to the footnote disclosure in the financial statement as of September 30, 2004.

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach

U.S. Securities and Exchange Commission
February 3, 2005

Item 8. Description of Securities, p. 14

Comment 45.

     The Company has appointed a new independent director. This director administers the Company’s stock option plan.

Comment 46.

     The 700,000 warrants held by a former member of the board of directors are included in two warrant agreements. The first is dated April 22, 2003 for 500,000 warrants at $0.012 per share of common stock. The second is dated August 22, 2003 for 200,000 warrants at $0.03 per share of common stock. Both such warrants have anti-dilution provisions and cashless exercise provisions.

     The 20,000 warrants held by an outside investor are contained in an agreement dated December 17, 2002 at an exercise price per share of $0.50 per share or if the stock of the company is traded on a public exchange, the holder may purchase the stock at a 20% discount below the then current market price on the date of execution of the warrant.

PART II

Item 1. Market for Common Equity and Related Stockholder Matters, p. 6

Comment 47.

     The table has been revised to comply with Item 201(a)(ii).

Comment 48.

     An offering was made pursuant to Rule 504 to seven investors, including Dolphin Bay Capital, Inc. located in Dallas, Texas. Five of the investors contributed services while Dolphin Bay Capital and another third party paid cash. The shares were not restricted pursuant to Rule 504 and an exemption provided by Section 5.1 of the Texas Securities Act and Rule 109.3.C.1 of the Texas Administrative Code. It is the understanding of the Company that each of the investors thereafter sold all or a portion of the shares in broker transactions.

Item 2. Legal Proceedings, p. 17

Comment 49.

     The text has been revised to provide the relief sought and the state in which the action was commenced.

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach

U.S. Securities and Exchange Commission
February 3, 2005

Item 4. Recent Sale of Unregistered Securities, p. 17

Comment 50.

     Disclosure related to the issuance of 125,000 shares to the Company’s chief financial officer on August 4, 2003 has been revised to indicate that such shares were issued as consideration for financial services provided to the Company. The shares were valued at par.

Comment 51.

     The shares issued under the separate transactions were both valued at $0.22 per share. The warrants, however, were valued at different prices ($0.012 and $0.03) as the warrants were subject to different terms and conditions.

Comment 52.

     Certain disclosures have been revised to indicate that only one person or entity was involved in such issuance. Disclosure has been revised to eliminate incorrect “plural” language.

Comment 53.

     David Stocker is an attorney who handled the 504 transaction and the shares he received constituted his fee in the transaction and were part of the 504 shares sold under the offering.

Comment 54.

     The text has been revised to describe in greater detail the person who invested pursuant to the June 9, 2004 private placement memorandum.

Comment 55.

     The text has been revised to include 3,132,815 shares of common stock issued under the Rule 504 offering. These shares were valued at $0.1138 per share. The remaining shares were also valued at $0.1138 per share and issued to David Stocker in consideration of legal services performed.

PART III

Index to Exhibits, p. 19

Comment 56.

     The exhibit table has been revised to the format as set forth in Form I-A.

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach

U.S. Securities and Exchange Commission
February 3, 2005

Comment 57.

     The amended registration statement includes Exhibit 3.2 Certificate of Amendment (forward split).

ACCOUNTING COMMENTS

Independent Auditor’s Report, Page F-2

Comment 58.

     The Company’s auditor is licensed to audit in the State of Maryland.

Comment 59.

     The auditor’s report has been revised to state “Report of Independent Registered Accounting Firm”.

Consolidated Balance Sheet, Page F-3

Comment 60.

     The financial statements have been revised to retroactively present the forward stock split and reflect the correct par value.

Comment 61.

     Footnote 9 to the financial statements has been revised to include additional disclosure that relates to the related party notes. Additionally, the balance sheet, statement of operations and cash flow have been revised to clearly indicate that the notes payable are from related parties.

Comment 62.

     The Summary of Significant Accounting Policies (Footnote 2), paragraph relating to “Goodwill” has been amended to clarify that all goodwill acquired in the Connexus Technologies (Pte.) Ltd. transaction has been impaired and there are no balances as of the balance sheet dates December 31, 2003 and 2002. Therefore, the amounts contained in the consolidated balance sheets for intangible assets, are only intangible assets, and not goodwill. No changes are required to the balance sheet.

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach

U.S. Securities and Exchange Commission
February 3, 2005

Consolidated Statements of Operations, Page F-4

Comment 63.

     The consulting revenues generated since inception ($10,108), were revenues generated outside of what were considered recurring revenues. These revenues have specific identifiable costs related to consulting revenue. Therefore, all costs are still shown within operating expenses of the Company and not as a component of cost of goods sold. The reason is that they are central operating costs that are incurred to generate the revenue.

Comment 64.

     Paragraph 43 of SFAS No. 142 states that impairment charges need to be presented above the line item “income from continuing operations”. In the Company’s consolidated statements of operations, the grouping “Other (Expense)” is above the line item “income from continuing operations”. Management has determined that it is not an operating expense and has classified this expenditure as other, but from continuing operations. The Company does not have any discontinued operations.

Comment 65.

     The consolidated statement of operations has been revised to contain per share information giving effect for the stock split in accordance with SFAS 128.

Statement of Stockholders Deficit, Page F-6

Comment 66.

     The financial statements have been adjusted to reflect the stock split retroactively.

Comment 67.

     The 3,784,814 share issuances have been restated in the consolidated statement of changes in stockholders’ equity (deficit) to separate those shares issued for services and those issued for cash and broken out into two line items in accordance with paragraph 11(d) of SFAS 7.

Statement of Cash Flows, page F-7

Comment 68.

     In the restated consolidated statements of cash flows, the line item “Services Provided for Equity” has been changed to “Impairment of Goodwill”. Additionally, all unnecessary line items have been removed.

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach

U.S. Securities and Exchange Commission
February 3, 2005

Comment 69.

     The financial statements have been revised as requested.

Comment 70.

     The financial statements have been revised as requested.

Note 1 – Organization and Basis of Presentation, page F-9

Comment 71.

     The financial statements have been revised to include an additional significant accounting policy relating to segments of a business. Management did not report their revenues by segment, because for the periods presented the Company did not generate revenues from multiple segments. All revenue generated was from consulting services. The footnote now includes: “The Company follows the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” This standard requires that companies disclose operating segments based on the manner in which management disaggregates the Company in making internal operating decisions. As of December 31, 2003, there were no operating segments.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation, Page F-9

Comment 72.

     The Company has increased its disclosure under “Currency Risk” to include disclosure regarding their determination that the parent (US dollars) is the functional currency of the Company. The Company has made that determination based on the cash flow, sales price, sales market, expense, financing, and inter-company transactions and arrangements indicators set forth in FASB 52. The gain on foreign currency is reported in accumulated other comprehensive income because it relates to translation adjustments resulting from translating all assets and liabilities at the current rate, while the stockholder equity accounts were translated by using historical and weighted-average rates. For these reasons, the cumulative translation adjustments balance is reported as a component of accumulated other comprehensive income in the stockholders’ equity section of the Company’s consolidated balance sheet.

Revenue Recognition, Page F-10

Comment 73.

     The Company has a single revenue stream from the licensing of software, which is clearly stated in Note 2 – Summary of Significant Accounting Policies and under

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach

U.S. Securities and Exchange Commission
February 3, 2005

revenue recognition for the licensing of software which conforms to SOP 97-2 “Software Revenue Recognition.”

Comment 74.

     The Company recognizes revenue when (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) the ability to collect is reasonably assured.

     Licensing fees are collected in advance, when contractually stipulated. Revenues from licenses are recognized on a prorated-basis over the life of the license.

     Royalties are charged on a unit basis. Royalties are not fixed dollar amounts, but will rather be a percentage of the Company’s customer’s finished product and the percentage varies with the number of units shipped by our customer.

     Revenue attributed to undelivered elements is based on the average sales price rather than on the renewal rate for the following reasons:

     (a) Royalties are charged per unit on a volume basis. For instance, for the first 500,000 units, the royalty may be 15% of the customer’s product price. For the next 1,000,000 units, the royalty may be 13% of the customer’s product price. The average price will be the weighted average royalty for the total number of units shipped by the customer.

     (b) Because of (i) the newness of the ZigBee standard for this short-range wireless technology, (ii) the newness of the Company’s products’ introductions into the marketplace for a range of applications being developed by its customers, and (iii) the lack of historical data for potentially defective software (which may be a function of the application into which it is installed (i.e., Automotive electronics is more difficult to comply with because of the jarring of product application and temperature ranges. Asset tracking tags with Airbee’s product inside affixed to pallets in warehouses should have a lower defect rate because of usage factors). In accordance with FAS #48, in the absence of historical data, we are unable to make a reasonable and reliable estimate of product returns.

     (c) While the Company’s software may be incorporated into its customer’s product (i.e., a radio transmitter), that same component may go into 2 or more of its customer’s products which have different features and sell for different prices.

     (d) The Company expects to enter into maintenance contracts with its customers. Maintenance fees will not be a fixed dollar amount, but rather a percentage fee based upon the value of the royalties billed/received. The Company has not yet booked any revenues from sales because contracts with customers have not yet been finalized. Furthermore, if the Company provides bug fixes (under warranty obligations)

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach

U.S. Securities and Exchange Commission
February 3, 2005

free-of-charge that are necessary to maintain compliance with published specifications, it needs to account for the estimated costs to provide bug fixes (that are necessary to maintain compliance with published specifications) in accordance with FASB #5.

     (e) Post-Contract Support (PCS) for Software Upgrades. Assuming that the Company enters into a PCS contract with a customer that commences months after delivery of the product and that the Company develops a historical track record of regularly making available to all our customers the services or unspecified upgrades/enhancements normally associated with PCS as soon as the Company delivers its products to market during the six-month period after product delivery. The PCS rate inherent in the licensing fee increases over time based on our customer’s deployment of the product application. After 1 or 2 years, the predetermined renewal rate for PCS for a fully deployed license is set at a stipulated rate multiplied by the aggregate list price (as established at the inception of the arrangement) of the licensed product, regardless of the status of the deployment efforts. Airbee would not have vendor-specific objective evidence (VSOE) of fair value of the PCS when the product is less than fully deployed because the only PCS sold separately is the renewal of PCS (that is, the predetermined renewal rate). In this situation, the PCS arrangement commences upon product delivery because the Company’s customer receives any upgrades/enhancements released by the Company during the six-month period after product delivery. Additionally, the predetermined renewal rate is the only indicator of fair value because it is the only arrangement under which PCS is sold separately, and therefore, it should be used to establish VSOE of fair value of the PCS. In this situation, the Company would expect to initially defer the portion of the arrangement fee related to period beyond the initial six months of PCS provided under the arrangement based on the predetermined renewal rate.

     (f) As a software vendor, the Company may execute more than one contract or agreement with a single customer. The Company believes that, although there may be multiple agreements or contracts, there is in effect one multiple-element arrangement when determining the appropriate amount of revenue to be recognized in accordance with SOP 97-2. A group of contracts or agreements may be so closely related that they are, in effect, parts of a single arrangement. According to the AICPA, the form of an arrangement is not necessarily the only indicator of the substance of an arrangement. The existence of any of the following factors (which are not all-inclusive) may indicate that a group of contracts should be accounted for as a single arrangement: (i) the contracts or agreements are negotiated or executed within a short time frame of each other; (ii) the different elements are closely interrelated or interdependent in terms of design, technology, or function. (iii) the fee for one or more contracts or agreements is subject to refund or forfeiture or other concession if another contract is not completed satisfactorily. (iv) one or more elements in one contract or agreement are essential to the functionality of an element in another contract. (v) payment terms under one contract or agreement coincide with performance criteria of another contract or agreement. (vi) the negotiations are conducted jointly with two or more parties (for example, from different divisions of the same company) to do what in essence is a single project.

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach

U.S. Securities and Exchange Commission
February 3, 2005

Comment 75.

     The Company intends to require that by the fifth calendar day of the previous month of production, the customer is contractually obliged to provide the Company with the number of units shipped during that calendar month. This is compared against forecast off-take tables. The customer is invoiced for the number of units shipped. The Company will have the right to audit on a quarterly basis, at its cost, the number of units shipped. The audit would be conducted by an accounting firm selected by the Company.

Goodwill, Page F-12

Comment 76.

     The heading has been revised to address other intangible assets. As far as testing for impairment, the footnote disclosure contained in the financial statements indicates that testing will be done in the fourth quarter of each year using a fair-value based approach. This disclosure has been revised to include additional language discussing that management will test for impairment of their identified intangible assets, because all goodwill was impaired in 2002. Management will determine if there is impairment on their intangible assets by assessing whether or not components that brought their products to technological feasibility have any remaining value.

Comment 77.

     The financial statements have been revised to include disclosures regarding the impairment of goodwill in connection with the Connexus transaction, and the facts and circumstances that lead to management impairing the goodwill in accordance with paragraph 46 and 26 of FASB 142 and 144, respectively.

Note 7 – Intellectual Property F-15

Comment 78.

     The intangible assets acquired post technological feasibility relate to the working model of the Airbee UltraLite. The capitalized assets for 2003 and 2002 relate to subcontractor payments for services rendered post technological feasibility, and these intangibles were determined by the Company’s management to have an indeterminable life, therefore there was no amortization expensed in these periods.

Comment 79.

     The financial statements have been revised to remove all references to the fair value of intellectual property.

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach

U.S. Securities and Exchange Commission
February 3, 2005

Note 8 – Acquisitions, Page F-15

Comment 80.

     The Company has amended its financial statements to disclose the items required by paragraphs 51 and 52 of SFAS 141. Specifically, the Company acquired 100% of the common stock of Connexus Technologies Pte. Ltd., a Singapore company, for 1,662,562 shares of common stock valued at $100,000, and assumed a promissory note which at the time of acquisition (10/1/02) was valued at $50,000. Connexus had a net book value of $22,026 (US dollars) which resulted in $127,974 in goodwill, which Management determined to be impaired based on the fact that the purchase price was determined based on what Connexus had been developing. The primary reason that the Company acquired Connexus was the working model that they had been developing fit into the Company’s business model. The Company itself did not pay any cash for Connexus and there are no contingent payments, options or commitments specified in the purchase agreement.

Comment 81.

     The Company believes that financial statements are not required for Connexus Technologies. The acquisition of Connexus Technologies was not an acquisition of a “business” and therefore Connexus Technologies is not deemed to be a predecessor of the Company. As provided under Rule 11-01 of Regulation S-X, the term “business” should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transaction. Subparagraph (d) of Rule 11-01 of Regulation S-X provides a list of facts and circumstances which were considered in evaluation whether the Connexus Technologies acquisition constitutes a business. The nature of the revenue producing activity of Connexus Technologies (consulting services) was discontinued shortly following the acquisition. Furthermore, the Company did not retain any of the following attributes of Connexus Technologies following the acquisition:

     Physical facilities, market distribution system, sales force, consumer base, operating rights, production techniques, and trade names.

Note 11 – Stockholder’s Deficit, Page F-16

Comment 82.

     Although there was no established market price for the stock at the time the options were exercised, at the time of recording of the options, the Company had most recently offered restricted stock to an outside investor at $0.50 per share. Management valued the treasury shares acquired in the cashless exchange of options at $0.50 because this was the last price of stock issued for cash that the Company received. The Company in its option agreements provide the grantee the option to relinquish shares of stock if they choose to exercise their options without the payment of cash to the Company. The

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach

U.S. Securities and Exchange Commission
February 3, 2005

options exercised in 2003, were exercised in a cashless exchange. The Company accounted for this transaction by reflecting the value as an increase to treasury stock and paid-in capital.

Comment 83.

     In response to Item 83, it is generally difficult to establish fair market value at the early stages of any developmental stage company. We have, however, set forth a schedule of the issuance of common stock and warrants. As you can see from the schedule, several issuances were made to third parties. These issuances were negotiated and represent fair value. Valuation of stock issued for compensation or services is shown on the schedule. There is no deferred compensation expense.

     Schedule of common stock issued and stock options granted in chronological order:

	Issuance/ Grant Date	Holder	# Shares	Price	Fair Value	Compensation And Service Expenses
Option Grant	8/16/2002	Sundaresan Raja	10,000,000	$0.00004	$0.00004	-0-
Option Grant	8/16/2002	Eugene Sharer	8,000,000	$0.00004	$0.00004	-0-
Option Grant	8/16/2002	Ramanujam Satagopan	375,000	$0.00004	$0.00004	-0-
Founder’s Grant	8/18/2002	Sundaresan Raja	21,625,000	$0.00004	$0.00004	$865
Founder’s Grant	10/18/2002	Eugene Sharer	1,359,550	$0.00004	$0.00004	$55
Founder’s Grant	10/18/2002	Ramanujam Satagopan	4,156,405	$0.00004	$0.00004	-0-
Stock Purchase	10/18/2002	Third Party Investor	50,000	$0.20	$0.20	N/A
Warrant Grant	12/17/2002	Third Party Investor	50,000	$0.20	$0.20	N/A
Warrant Grant	4/22/2003	Satya Akula	1,250,000	$0.048	$0.0048	N/A
Stock Purchase	5/30/2003	Satya Akula	500,000	$0.88	$0.088	N/A
Founder’s Grant	8/4/2003	Richard Sommerfeld	125,000	$0.00004	$0.00004	$5
Warrant Grant	8/22/2003	Satya Akula	500,000	$0.12	$0.012	N/A
Stock Purchase	8/22/2003	Satya Akula	500,000	$0.88	$0.088	N/A
Stock Purchase	8/25/2003	Third Party Investor	56,668	$0.20	$0.20	N/A
Option Grant	9/1/2003	Richard Sommerfeld	3,000,000	$0.04	$0.04	-0-
Option Exercise	11/19/2003	Richard Sommerfeld	2,003,049	$0.04	$0.04	-0-
Stock Purchase	11/18/2003	Third Party Investor	166,960	$0.1138	$0.1138	N/A
Stock for Services	11/18/2003	Service Providers	3,617,854	$0.1138	$0.1138	$411,712
Option Exercise	12/4/2003	Eugene Sharer	2,497,865	$0.00004	$0.00004	-0-
Option Exercise	12/4/2003	Ramanujam Satagopan	124,990	$0.00004	$0.00004	-0-
Stock Purchase	1/23/2004	Third Party Investor	4,999,240	$0.1138	$0.1138	N/A
Stock Purchase	6/9/2004	Third Party Investor	31,230	$0.32	$0.42	N/A
Warrant Grant	6/9/2004	Third Party Investor	18,750	$1.83	$0.42	N/A
Option Grant	7/1/2004	Srini Krishnamurthy	3,000,000	$0.38	$0.38	-0-
Option Grant	11/18/2004	Sundaresan Raja	10,000,000	$0.22	$0.18	-0-
Option Grant	11/18/2004	Eugene Sharer	8,000,000	$0.22	$0.18	-0-
Option Grant	11/18/2004	Richard Sommerfeld	3,000,000	$0.22	$0.18	-0-
Option Grant	11/18/2004	Ramanujam Satagopan	3,000,000	$0.22	$0.18	-0-
Option Grant	11/18/2004	Srini Krishnamurthy	3,000,000	$0.22	$0.18	-0-

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach

U.S. Securities and Exchange Commission
February 3, 2005

Comment 84.

     In the revised financial statements, certain disclosures relating to the stock options have been amended to conform to FASB 123.

a)	With the exception of 150,000 options to Ramanujam Satagopan which pursuant to his employment contract vests over a 5-year period, the remaining options issued vest over a 3-year period.

b)	The Company has revised its financials to group all options issued as being issued “at fair value” rather than being issued “below fair value”. Had these options been issued “below fair value” the Company would have recognized a deferred compensation charge for the differential in price times the number of options issued. The Company believes that since there was no readily determinable market value for its stock at the time the options were issued because it was a privately-held company, the exercise price approximated fair value. Additionally, there was no current compensation charge recognized when these options were issued, however, the Company properly reflected the proforma adjustment relating to FASB 123 in their disclosures based on a Black-Scholes calculation.

c)	The Company incorporated the weighted average exercise price of the options currently exercisable – 2002 — $0.0001, and 2003 — $0.00004. The weighted average exercise price of options currently exercisable approximates the weighted average exercise price of all options.

d)	Additional disclosure was added to reflect the weighted average contractual life of the outstanding stock options. The Company has calculated this weighted average contractual life to be 3.5 years as of December 31, 2003.

Comment 85.

     The table on page F-18 has been revised to correct inconsistencies.

Comment 86.

     The disclosures have been revised to give retroactive recognition to the stock split.

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach

U.S. Securities and Exchange Commission
February 3, 2005

Note 12 – Commitments and Contingencies, Page F-18

Comment 87.

     The Company currently rents space on a month-to-month basis. Since there are no long-term commitments on their rental space, the Company did not disclose this item as a commitment and contingency. There remain no significant commitments and contingencies other than the employment agreements entered into and the going concern uncertainty that has been separately disclosed.

Comment 88.

     The Company is not required to make minimum payments to the ZigBee Alliance. The membership cost per year is $7,500 as a participant member. It can opt out at any time. There are no other material requirements or terms. The Company is in the first year of membership. The Alliance is a non-profit mutual benefit corporation formed to promote the use of two-way wireless communications standards for consumer electronics, home and building automation, industrial controls, PC peripherals, medical sensor applications, toys and other related applications.

Note 13 – Going Concern, Page F-18

Comment 89.

     Note 13 has been revised to discuss management’s operating and financing plan. While the Company has had negative cash flow since inception, the shortfall in cash flow has been covered by the sale of stock and an increase in trade payables and loans from shareholders as noted in the Statement of Cash Flows for the financial periods reported.

Note 14 – Subsequent Events, Page F-19

Comment 90.

     The amounts have been revised under Part II, Item 4.

     We note the staff’s closing comments and have provided marked copies of the amended registration statement. We appreciate the cooperation and courtesies extended to us by the staff. If you require additional assistance, please let us know.

Sincerely, Brian A. Pearlman

BAP/sm

Encl.

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach